UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)

P&F Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 59 Carmelita Avenue Mill Valley, CA 94941 415-389-8258	James J. Frolik, Esq. Anthony J. Caldwell, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawndale Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 234,204
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 234,204

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,204

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) OO, IA

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CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew E. Shapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) (Items 7 and 9) OO

(Items 8 and 10) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,803
8. Shared Voting Power 234,204
9. Sole Dispositive Power 36,803
10. Shared Dispositive Power 234,204

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,007

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 234,204
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 234,204

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,204

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 692830508

Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of P&F Industries, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 445 Broadhollow Road, Suite 100, Melville, NY 11747.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is 59 Carmelita Avenue, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

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CUSIP No. 692830508
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$1,099,388.40
DAP	Working Capital; Other	$1,099,388.40
Shapiro	Other (2)	$0

(1) Includes funds of DAP invested in the Stock.
(2) The Stock beneficially owned by Shapiro directly was received in distributions from DAP.

Item 4.	Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have been in contact with P&F Industries’ ("PFIN", “P&F” or the “Company”) management and members of P&F’s Board of Directors (the “Board”) regarding concerns relating to the Company’s executive compensation and capital allocation policies and the Board’s composition and corporate governance practices. Over several years, Lawndale has requested implementation of constructive changes that would further improve corporate governance, better align management and directors with shareowners’ interests, and also requested other capital allocation and transparency steps to maximize value for all PFIN shareowners.

Lawndale notes the recent retirement from P&F’s board of one of its few board members who had public company board experience, 84-year old Richard Randall. Lawndale believes P&F should refill the loss of this director with a new director that also has public company board experience. Furthermore, Lawndale’s Managing Member, Andrew Shapiro, has communicated to P&Fs board his view that this would be an excellent opportunity for P&F to refresh its “pale, male & stale” board composition with a far younger and more diverse profile.

During a four-year period starting March 2016, P&F issued a special one-time cash dividend of $0.50 per share and sustained a regular quarterly cash dividend of $0.20 per share per year. The payment of a regular quarterly cash dividend provided an attractive return to shareholders and qualified investment in PFIN shares by income-focused funds, enhancing trading liquidity and valuation, and thus lowering the Company’s cost of capital.

Also, until early Fall of 2019, P&F bought back a substantial number of its shares in both private and public market transactions at prices far greater than present trading levels. Some of these public repurchases were pursuant to Rule 10b5-1 plans (passive investment programs, where plan holders relinquish direct control over transactions), which provided a mechanism for P&F to purchase its securities when there may be material non-public information (“MNPI”) in existence (e.g. quarter- or year-end earnings “quiet periods”, etc.) that would otherwise prevent such public market purchases. Lawndale notes that, even during periods of what were only modest quantities of shares allowed to be repurchased with the 10b5-1 plan, the bid-ask pricing spreads in PFIN shares were narrowed and the trading liquidity in PFIN shares was greatly enhanced.

As Lawndale had over many years requested P&F’s Board to regularly consider returning capital to PFIN shareholders via a sustainable dividend or stock buybacks, Lawndale was pleased with these past capital allocation actions.

In the Fall of 2019, P&F’s Board allowed its 10b5-1 stock buyback plan to expire without renewing it. Lawndale believes the lack of such a plan and the resulting prohibition of the company being in the market consistently repurchasing small amounts of shares, including during earnings “quiet periods” or other instances of MNPI, has widened PFIN bid-ask price spreads and reduced trading liquidity, raising ownership transaction costs and the Company’s cost of capital.

Lawndale believes that, so long as PFIN’s extraordinarily low market valuation continues, the Company’s board should re-initiate a 10b5-1 stock buyback plan, capped at attractive price valuation multiples, enabling periodic open market purchases that are not limited by narrow “insider trading windows”.

Additionally, especially if the P&F Board does not implement a 10b5-1 buyback plan and other measures reasonably calculated to reduce ownership transaction costs, such as engaging in typical investor relations activities (beyond simply its quarterly earnings conference calls), Lawndale believes the Board should return to classifying its renewed and recurring dividend to simply a regular dividend rather than designating current recurring distributions as “special” dividends. Lawndale believes the “special” designation precludes income-focused investors from being able to invest in PFIN, further reducing trading liquidity in PFIN shares, thus raising ownership transaction costs and the Company’s cost of capital.

Lawndale believes that almost all of P&F’s independent board members own an inadequate amount of shares in the Company and this lack of meaningful share ownership hinders optimal alignment with and focus on shareholder interests, such as the policies mentioned above as well as making further necessary improvements in P&F’s compensation practices. Lawndale believes that because of the low share ownership held by its independent board members, the P&F Board should adopt “Best Practices” minimum share ownership requirements for all its Board members and senior management. Lawndale believes that, so long as P&F is not implementing a corporate stock buyback plan, and the PFIN share price remains at such a huge discount to P&F’s tangible book value per share, its directors’ equity compensation ought to be made with shares purchased in the open market to achieve minimal share ownership requirements that the board should adopt, rather than the current practice of equity compensation via newly issued shares.

Lawndale believes the public market price of PFIN shares is undervalued by not adequately reflecting the value of P&F’s business segments and other assets.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with P&F management, members of P&F’s Board, other significant shareholders and others regarding alternatives that the Company could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but are not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected the following transactions in the Stock in the 60 days preceding the date on the cover page. Except as noted, all purchases and sales were effected in public market transactions.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
DAP	Purchase	12/1/2022	973	$5.1827
DAP	Purchase	12/2/2022	61	$5.1200
DAP	Sale	12/2/2022	2,300	$5.3328
DAP	Sale	12/15/2022	4,600	$5.1500
DAP	Sale	12/20/2022	3,321	$5.0151
DAP	Sale	12/21/2022	1,131	$5.0605
DAP	Sale	12/23/2022	5,223	$5.0000
DAP	Purchase	12/29/2022	61	$4.9500
DAP	Sale	12/29/2022	100	$5.0500
DAP	Purchase	12/30/2022	3	$4.9500
DAP	Sale	12/30/2022	2,835	$5.0495
DAP	Sale	1/3/2023	2,000	$5.0953
DAP	Sale	1/4/2023	500	$5.1200
DAP	Sale	1/5/2023	800	$5.1324
DAP	Sale	1/6/2023	286	$5.1788
DAP	N/A	1/11/2023	27,180	0(1)
Shapiro	N/A	1/11/2023	7,410	0(2)

(1) DAP distributed this Stock in kind to investors in DAP.
(2) Shapiro received this Stock in the distribution from DAP discussed in note 1 directly above.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2023

LAWNDALE CAPITAL MANAGEMENT, LLC By:/s/ Andrew E. Shapiro Andrew E. Shapiro, Managing Member	DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: /s/ Andrew E. Shapiro Andrew E. Shapiro, Managing Member
/s/ Andrew E. Shapiro Andrew E. Shapiro
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CUSIP No. 692830508

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of P&F Industries, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 2, 2010

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro